

November 26, 2014

<u>Via Email</u>
Mr. Charles C. Ungurean
Chief Executive Officer
Oxford Resource Partners, LP
41 South High Street, Suite 3450
Columbus, OH 43215

> **Re: Oxford Resource Partners, LP**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 24, 2014**
> **File No. 001-34815**
> **Supplemental Response Letter**
> **Dated November 24, 2014**

Dear Mr. Ungerean:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Schedule 14A</u>

1. We partially reissue prior comment four from our letter dated November 21, 2014. Please <u>separately</u> disclose the proven and probable reserves being contributed (emphasis added).

2. We note your response to prior comments 2 and 3. While we have no further comment with respect to the amendments included in Proposal 1A and Proposal 1B, we continue to question whether some of the amendments included in Proposal 1C and described on pages 29 and 30 of the proxy statement need to be unbundled. Please provide a more detailed analysis as to the necessity of unbundling the amendments described in the last

bullet point on page 29 (general partner merging the partnership into a newly-formed legal entity) and the first bullet point on page 30 (the legal venue relating to certain claims). In this regard, we note that whether these particular amendments will clarify and modernize the partnership agreement to be consistent with provisions contained in more recent partnership agreements for other master limited partnerships is not indicative of whether the changes are "inextricably intertwined." In addition, we are unable to agree that these two particular amendments will merely serve to conform provisions in the partnership agreement to the changes described in the Partnership Agreement Amendment Proposals 1A and 1B.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Jay Williamson at (202) 551-3393 or Pam Howell at (202) 551-3357 with any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc: Aaron A. Seamon
        Squire Patton Boggs LLP